Exhibit 2.1

SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT

This SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT (the “Second Amendment”) among Irvine Sensors Corporation, a Delaware corporation (“Buyer”), Optex Systems, Inc., a Texas corporation (the “Company”), and Timothy Looney (“Seller”) is made and entered into as of January 17, 2007.

Recitals

WHEREAS, Buyer, Seller and the Company have entered into that certain Stock Purchase Agreement, dated as of December 30, 2005 (the “Agreement”), and Buyer and Seller have entered into that certain Buyer Option Agreement (the “Option Agreement”), dated as of December 30, 2005, pursuant to both of which Seller agreed to sell and Buyer agreed to buy all of the outstanding capital stock of the Company on the terms and conditions set forth therein. Defined terms not otherwise defined herein shall have the meaning as set forth in the Agreement and the Option Agreement.

WHEREAS, on December 29, 2006, Buyer, Seller and the Company entered into that certain Amendment to Stock Purchase Agreement (the “First Amendment”).

WHEREAS, on December 29, 2006, Buyer and Seller also entered into an amendment to the Option Agreement and an Amendment to Escrow Agreement accelerating the Stock Escrow Termination Date to the date of the First Amendment.

WHEREAS, on December 29, 2006, Buyer and Seller closed on the transactions set forth in the Option Agreement, as amended.

WHEREAS, Buyer, Seller and the Company further desire to amend the Agreement as set forth in this Second Amendment to resolve certain ambiguities and other issues among the parties regarding Sections 2.2(b) and 2.2(c) of the Agreement.

NOW, THEREFORE, in consideration of the premises set forth above; the mutual promises and covenants set forth herein, in the Agreement and in the First Amendment; and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment to the Agreement.

(a) Section 2.2(b)(ii) of the Agreement is hereby amended in its entirety to read in full as follows:

“Personal Goodwill; Earnout Consideration. In consideration for Seller’s Personal Goodwill, Seller shall be entitled to additional consideration for the Shares of up to Three Million Nine Hundred Thousand Dollars ($3,900,000) (the “Earnout Consideration”), which will based upon the following percentages of the Net Cash Flow (as defined below) from the

Second Amendment to Stock Purchase Agreement

Company’s operations for the three full calendar years starting January 1, 2007 through December 31, 2009 (the “Earnout Period”):

Calendar Year	Percentage of Net Cash Flow Allocated to Earnout Consideration
January 1, 2007 – December 31, 2007	75.0%
January 1, 2008 – December 31, 2008	50.0%
January 1, 2009 – December 31, 2009	75.0%

Seller agrees and acknowledges that the Buyer may, from time to time, make such business decisions as it deems appropriate in the conduct of the operation of the Company’s business, including actions that may have an impact on the Net Cash Flow of the Company’s business. The Seller will have no right to claim any lost Earnout Consideration or other damages as a result of such decisions so long as the actions (a) were taken in good faith by the Buyer, (b) were not taken by the Buyer for the purpose of avoiding or frustrating Seller’s ability to earn the Earnout Consideration; and (c) when viewed in light of all of the circumstances at that time, do not materially and adversely impair Seller’s ability to earn the Earnout Consideration.”

(c) Section 2.2(b)(iii) of the Agreement is hereby amended in its entirety to read in full as follows:

“Net Cash Flow Definition. For the purposes of this Agreement, “Net Cash Flow” shall mean the cash flow generated from operations of the Company’s business determined in accordance with GAAP on a basis consistent with Buyer’s audited financial statements after deducting all operating expenses (as defined by GAAP) that relate directly to the Company’s business on a standalone business; provided, however, that (A) no deduction shall be made for any charges for indirect corporate overhead, management fees, or other operating expenses for services provided by Buyer to the Company (such as billing, payroll or treasury functions), and (B) deductions for payments of principal and interest to creditors holding debt for money loaned to either Buyer or the Company shall be fixed at (1) $2.25 million on an annualized basis for calendar years 2007 and 2008 and (2) $1.1 million on an annualized basis for calendar year 2009. Notwithstanding the foregoing, the calculation of Net Cash Flow shall be adjusted so that all products manufactured for, or components supplied to, Buyer or its Affiliates by the Company shall be accounted for as if such transactions were conducted on an arm’s length basis with market pricing and terms provided to the Company’s other similarly-situated, third party customers.”

(d) Section 2.2(b)(iv) of the Agreement is hereby amended in its entirety to read in full as follows:

“In the event of a Change in Control prior to the end of the Earnout Period, then within five (5) business days following the date of any such Change in Control, Seller shall be entitled

Second Amendment to Stock Purchase Agreement

to receive the balance of the Earnout Consideration that has not yet been paid but may still be earned as of the date of the Change in Control.”

(e) Section 2.2(c) of the Agreement is hereby amended in its entirety to read in full as follows:

“Payment of Earnout; Dispute. The Earnout Consideration shall be payable in quarterly installments on or before thirty (30) days after the end of each calendar quarter during the Earnout Period (beginning with the quarter ending March 31, 2007) by payment from Buyer to Seller of an amount equal to the appropriate percentage, as set forth in Section 2.2(b)(ii) hereinabove, of the Company’s Net Cash Flow generated during the preceding quarter as reflected in the Company’s regularly-prepared, unaudited financial statements. The Earnout Consideration earned and payable in any given quarter or calendar year shall not be limited or capped except that the total Earnout Consideration earned and payable during the Earnout Period shall not exceed the maximum Earnout Consideration of $3,900,000. In the event Buyer or Seller disagrees with the calculation of Net Cash Flow for purposes of Section 2.2(b), Buyer or Seller may give written notice of such disagreement. If Buyer and Seller are unable to resolve this dispute within twenty (20) calendar days after written notice is given, the dispute shall be definitively and finally resolved by a nationally recognized accounting firm that is certified by the Public Company Accounting Oversight Board (“PCAOB”), which is mutually acceptable to Buyer and Seller (the “Accounting Firm”). The Accounting Firm shall act as an expert, not as an arbitrator, and its determination shall be final and binding. If Buyer and Seller are unable to agree on the choice of an Accounting Firm, they will select by random drawing a nationally recognized accounting firm that is certified by the PCAOB (after excluding the regular outside accounting firms of Buyer, Seller and the Company) to act as the Accounting Firm. The random drawing shall be made based upon two such firms proposed by Buyer and two such firms proposed by Seller. The Accounting Firm shall make a determination of the Net Cash Flow for the Earnout Period within forty-five (45) calendar days after the engagement of such firm. The Accounting Firm’s determination of the Net Cash Flow for the Earnout Period shall be determined in a manner consistent with the principles set forth in Section 2.2(b)(iii). The Accounting Firm shall allocate the cost of its service against the party against whom the dispute is decided. If Buyer and Seller submit any unresolved objections to the Accounting Firm for resolution as provided in this Section, (i) Buyer and Seller will each bear their respective costs and expenses, (ii) Buyer will bear the fees and expenses of the Accounting Firm in the event that the Earnout Consideration determined by the Accounting Firm (based on its resolution of the parties’ objections submitted for determination) differs from Buyer’s determination of the Earnout Consideration (calculated based on Buyer’s position regarding the Earnout Financials) by $75,000 or more and (iii) Seller will bear the fees and expenses of the Accounting Firm in the event that the Earnout Consideration determined by the Accounting Firm (based on its resolution of the parties’ objections submitted for determination) differs from Buyer’s determination of Earnout Consideration by less than $75,000.”

2. Effect of Amendment. Except as modified and amended by this Second Amendment, the Agreement and the First Amendment are hereby ratified, confirmed and approved, and shall continue in full force and effect.

Second Amendment to Stock Purchase Agreement

3. General Provisions. This Second Amendment shall be governed by and construed in accordance with the laws of the State of California, without giving effect to principles of conflicts of law. This Second Amendment, the Agreement and the First Amendment cannot be terminated, altered or amended except pursuant to an instrument in writing signed in accordance with the terms of the Agreement as amended. If any provision hereof shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other provision of this Second Amendment, and the Second Amendment shall be carried out as if any such invalid or unenforceable provision were not contained herein. This Second Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. A facsimile signature will be considered an original signature. This Second Amendment and the Agreement (and any exhibits and schedules thereto and certificates delivered thereunder) set forth the entire understanding among the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof among the parties hereto.

IN WITNESS WHEREOF, Buyer, Seller and the Company have executed this Second Amendment to Stock Purchase Agreement as of the date first above written.

BUYER:		COMPANY:

IRVINE SENSORS CORPORATION,		OPTEX SYSTEMS, INC.,
a Delaware corporation		a Texas corporation

By:	/s/ JOHN CARSON	By:	/s/ TIMOTHY LOONEY
	John Carson,		Timothy Looney,
	Chief Executive Officer		President

SELLER:

/s/ TIMOTHY LOONEY
Name: Timothy Looney

Second Amendment to Stock Purchase Agreement

SPOUSAL ACKNOWLEDGMENT

The undersigned is the spouse of Timothy Looney (the “Seller”) and has read and hereby approves the foregoing Second Amendment to Stock Purchase Agreement among Irvine Sensors Corporation, a Delaware corporation, Optex Systems, Inc., a Texas corporation (the “Company”), and the Seller (the “Second Amendment”). The undersigned hereby agrees to be irrevocably bound by all the terms of such Second Amendment, including (without limitation) the sale of all of Seller’s interest in the Company and its securities, which shall include all of such spouse’s community property interests therein, for no additional payment to spouse.

/s/ BARBARA LOONEY
BARBARA LOONEY

Second Amendment to Stock Purchase Agreement